UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On June 15, 2018, Medigus Ltd., or the Company, has entered into a development agreement, or the Agreement, with A.M. Surgical Inc., or A.M. Surgical. Under the terms of the Agreement, the Company shall develop and manufacture a visualization device based on its micro ScoutCam™ technology to work with Stratos™, the A.M. Surgical product for endoscopic procedures, or the integrated visualization device.

Under the Agreement, the Company will provide A.M Surgical prototypes of the integrated visualization device, followed by production of the first two batches of integrated visualization device. The total project budget is $780,000, which will be paid based on milestones. Under the terms of the Agreement, either party may terminate the Agreement by giving written notice to the other party, if the other party breaches a material provision of the agreement and fails to cure such breach within 30 days after being given written notice thereof by the other party. In addition, A.M. Surgical may terminate the Agreement for convenience upon completion of the prototype development, subject to an early termination fee as determined under the terms of the Agreement.

In connection with the Agreement, on June 26, 2018, the Company issued a press release titled: “Medigus Enters Orthopedic Market with New Development and Manufacturing Agreement for Visualization Device with A.M. Surgical Inc.”. A copy of this press release is furnished herewith as Exhibit 99.1.

This Form 6-K (other than Exhibit 99.1) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Commission on August 24, 2016 (Registration No. 333-213280) and its Registration Statement on Form S-8 filed with the Commission on September 9, 2015 (Registration No. 333-206803).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 26, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Enters Orthopedic Market with New Development and Manufacturing Agreement for Visualization Device with A.M. Surgical Inc.” dated June 26, 2018.

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